BIO-SOLUTIONS INTERNATIONAL, INC.
                               1281 SW 28th Avenue
                             Boynton Beach FL. 33426

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about November 4, 2005, by Bio-Solutions International, Inc. (the "Company") to the holders of record of shares of its Common Stock as of the close of business on November 1, 2005. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     You are receiving this Information Statement in connection with the appointment of two new members to the Company's Board of Directors, in place of all current members of the Board, as a result of a change in control of the Company. As a result of the change in control, the former shareholders of Omnimed, Inc., a Nevada corporation ("Omnimed") now hold approximately 83.0% of the voting power of the Company. The change in control also resulted in a change in our executive officers. In connection with the change in control, we plan to change our name to OmniMed International, Inc.

     OmniMed is developing a system for gathering, digitizing, storing and distributing information for the healthcare field.

     OmniMed's goal is to revolutionize the medical industry by bringing digital technology to the business of medicine. OmniMed intends to accomplish its objective by providing individuals with a simple and secure way to access their lifetime of actual medical records in an efficient and cost-effective manner. OmniMed's products and services are designed to provide Healthcare providers with the ability to reference their patient's actual past medical records, thereby ensuring the most accurate treatment and services possible while simultaneously reducing redundant procedures.

     OmniMed is creating a system for gathering and digitizing medical records so that individuals can have a comprehensive record of all of their medical visits. OmniMed's primary product is the MedeFile system, a highly secure system for gathering and maintaining medical records. The MedeFile system is designed to gather all of its members' medical records and create a single, comprehensive medical record that is accessible 24 hours a day, seven days a week.

     On November 1, 2005, the Company entered into an Agreement and Plan of Merger with OmniMed Acquisition Corp., a Nevada corporation and a wholly owned subsidiary of the Company, whereby OmniMed Acquisition Corp. was merged with and into Omnimed (the "Merger"). Omnimed was the surviving entity from the Merger. Following the Merger, Omnimed became a wholly owned subsidiary of the Company. As consideration for the Merger, the former shareholders of Omnimed exchanged all of the outstanding Common Stock of Omnimed for 9,894,900 shares of Common Stock of the Company. Each share of Common Stock of Omnimed was exchanged for 1/5th of a share of Common Stock of the Company.

     The information contained in this Information Statement concerning each person chosen for our Board of Directors has been furnished to us by each individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

     Changes in the Company's Board of Directors Following the Merger - At the closing of the Merger on November 1, 2005, Milton Hauser was appointed a Director effective immediately. After the date of this filing, Michael E. Bobrick will resign from the Board.

     Executive Officers of the Company Appointed Following the Merger - At closing of the Merger, the Board appointed the following executive officers of the Company:

------------------------------- ------------------------------------------------
             Name                              Position
------------------------------- ------------------------------------------------
Milton Hauser                   President, Chief Executive Officer and Director
------------------------------- ------------------------------------------------
Eric Rosenfeld                  Chief Technical Officer
------------------------------- ------------------------------------------------
David Dorrance                  Vice President, Digital Imaging
------------------------------- ------------------------------------------------

Voting Securities

     The Company's authorized capital consists of 100,000,000 shares of Common Stock, par value $0.0001 per share, and no shares of Preferred Stock. At the close of business on November 1, 2005, the Company had 520,694 shares of Common Stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of November 1, 2004 certain information with respect to the securities beneficially owned by: (i) each Director, expected nominee for Director and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the voting stock of the Company; and (iii) all Directors, expected nominees and executive officers as a group.



                                       Common Stock         Percentage of
  Name of Beneficial Owner (1)      Beneficially Owned (2)   Common Stock (2)
  -------------------------------- ----------------------- ------------------
  Vantage Holding Ltd.(3)             6,221,250                 52.2%
  Milton Hauser                       3,000,000                 25.2%
  Eric Rosenfeld                        100,000                  *
  David Dorrance                         13,000                  *
  -------------------------------- ----------------------- ------------------
  All officers and directors
   (3 persons) as a group             3,113,000                 26.1%

* Less than 1%

(1) Except as otherwise indicated, the address of each beneficial owner is c/o OmniMed International, Inc., 2 Ridgedale Avenue, Ste. 217, Cedar Knolls, NJ, 07927.

(2) Applicable percentage ownership is based on 11,915,594 shares of common stock outstanding as of November 1, 2005, together with securities exercisable or convertible into shares of common stock within 60 days of November 1, 2005 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of November 1, 2005 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3) Lyle Hauser is the owner of The Vantage Group Ltd. and Vantage Holding Ltd. Lyle Hauser is the son of Milton Hauser.

     No Director, nominee for Director, executive officer, affiliate or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

     The following sets forth the names and ages of the current Directors, nominees for Director and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer of the Company or of OmniMed, whichever is the case. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of its operations in the past and the short time elapsed since the Merger, but plans to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. During the fiscal year ended June 30, 2005, the Board of Directors held four formal meetings. There are no family relationships among any of the Directors, nominees or executive officers.

          Milton Hauser, age 62, is President and Chief Operating Officer. Mr. Hauser has been President and Chief Operating Officer for OmniMed International since 2001. Prior to his joining OmniMed International, his career was in the Marketing and Advertising field and included creating marketing campaigns and programs for such companies as Panasonic, Sanyo, Avon, Lederle International, and other Fortune 500 companies.

          Eric Rosenfeld, age 40, is Chief Technical Officer. Mr. Rosenfeld has been Chief Technical Officer since 2002. He designs and develops the technology utilized by all the divisions of the company. Before working for OmniMed, Mr. Rosenfeld owned and operated a successful consulting company that was engaged in various healthcare and pharmaceutical projects for Fortune 500 companies. Prior to that, he was a senior member of Oracle Corporation and helped establish its NY Metro consulting practice. He was a contributing author of Oracle's development tools and consulting methodologies, including its Designer and CDM products. Throughout his career, Mr. Rosenfeld has played a key role in the development and architecture of Oracle Corporation's Clinical and Pharmaceutical products and has authored clinical data management computer systems for Merck, Parke-Davis, Schering-Plough, and Johnson & Johnson/PRD. Mr. Rosenfeld was also a senior member of Sybase Inc.

          David Dorrance, age 42, is Vice President, Digital Imaging. Mr. Dorrance has been Vice President, Digital Imaging since February 2005.. Mr. Dorrance is a 20-year veteran of the health care industry including five years of clinical experience with McGill University Hospital. From January 2004 until 2005 Mr. Dorrance was Director of New Business Development for Salumatics. From 1998 until 2004 Mr. Dorrance was Sales Director for Lason Corporation. He has extensive knowledge of clinical information systems, patient information management software and hardware, patient monitoring systems and digital patient record systems. Mr. Dorrance successfully implemented a paperless system for a Canadian hospital (the first of its kind) by combining the conversion of all historical paper patient records and implementation of an electronic patient record system across all patient visit types.

Shareholder Communications

     The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

Executive Compensation

With Respect to the Omnimed:

     The following table sets forth information concerning the total compensation that OmniMed has paid or that has accrued on behalf of OmniMed's chief executive officer and other executive officers with annual compensation exceeding $100,000 during the years ended December 31, 2004, 2003 and 2002.

                           SUMMARY COMPENSATION TABLE

                                                                                            Long-Term
                                                                                           Compensation
                                                                            -------------------------------------------
                                              Annual Compensation                      Awards                Payouts
                                      ------------------------------------- ------------------------------ ------------
                                                                  Other                       Securities                   All
                                                                 Annual     Restricted        Underlying                  Other
        Name and                                                 Compen-    Stock Award(s)    Options/        LTIP       Compen-
   Principal Position       Year       Salary ($)   Bonus ($)  sation ($)   ($)               SARs (#)     Payouts ($)   sation ($)
------------------------- ----------- ------------- ---------- ------------ ----------------- ------------ ------------ -----------
Milton Hauser               2004       120,000        -0-         -0-            -0-             -0-          -0-         -0-
President, CEO              2003       120,000        -0-         -0-            -0-             -0-          -0-         -0-
And Director                2002       120,000        -0-         -0-            -0-             -0-          -0-         -0-

With Respect to the Company:

     The following table sets forth information concerning the total compensation that the Company has paid or that has accrued on behalf of the Company's chief executive officer and other executive officers with annual compensation exceeding $100,000 during the years ended June 30,, 2005, 2004 and 2003.

                           SUMMARY COMPENSATION TABLE

                                                                                            Long-Term
                                                                                           Compensation
                                                                            -------------------------------------------
                                              Annual Compensation                      Awards                Payouts
                                      ------------------------------------- ------------------------------ ------------
                                                                  Other                       Securities                   All
                                                                 Annual     Restricted        Underlying                  Other
        Name and                                                 Compen-    Stock Award(s)    Options/        LTIP       Compen-
   Principal Position       Year       Salary ($)   Bonus ($)  sation ($)   ($)               SARs (#)     Payouts ($)   sation ($)
------------------------- ----------- ------------- ---------- ------------ ----------------- ------------ ------------ -----------
Michael E. Bobrick          2005              0       -0-         -0-            -0-             -0-          -0-         -0-
President, CEO              2004              0       -0-         -0-            -0-             -0-          -0-         -0-
and Director (2)            2003              0       -0-         -0-            -0-             -0-          -0-         -0-

Louis H. Elwell, III        2005              0       -0-         -0-            -0-             -0-          -0-         -0-
President, CEO              2004          6,000       -0-         -0-            -0-             -0-          -0-         -0-
and Director (1)            2003         60,000       -0-         -0-          5,000             -0-          -0-         -0-

     (1) 100% of the annual compensation salary for Louis H. Elwell, III was accrued rather than paid for the years ended June 30, 2004, 2003 and 2002.

     (2) Michael E. Bobrick shall resign from his positions as President, CEO, and Director upon completion of the Agreement and Plan of Merger with OmniMed.

Employment Agreements

     The Company's wholly-owned subsidiary, OmniMed, has employment agreements with five key employees that provide for total aggregate minimum annual salaries of $264,000. Several of the employees did not receive the minimum salary as provided for in their agreements and have waived their right to receive unpaid salary.

     In February, 2004, OmniMed entered into an employment agreement with Milton Hauser. The agreement provides for Mr. Hauser to receive an annual salary of $120,000.

     In October, 2004, OmniMed entered into an employment agreement with Eric Rosenfeld. The agreement provides for Mr. Rosenfeld to receive an annual salary of $60,000. The agreement also provides for Mr. Rosenfeld to receive 200,000 shares of OmniMed common stock upon execution of the agreement and an additional 200,000 shares upon completion of the one year term of employment.

     In February 2005, OmniMed entered into an employment agreement with David Dorrance. The agreement provides for Mr. Dorrance to receive 40,000 shares of OmniMed common stock upon execution of the agreement and an additional 60,000 shares vesting 2,500 shares per month for twenty-four months. The agreement also provides options to purchase an additional 50,000 shares of OmniMed common stock.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

     Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2004, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

     The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

Certain Relationships and Related Transactions

     OmniMed has been able to continue operations due to the payment of company obligations by The Vantage Group Ltd., a company owned and controlled by Lyle Hauser. Lyle Hauser is the control person of Vantage Holding Ltd., the majority stockholder of the Company.

     During the period July 16, 1997 (inception) to June 30, 2005, The Vantage Group Ltd., has paid OmniMed obligations in the amount of $905,318 in addition to contributing assets of $275,000 to capital and loans of $260,000.

     As of June 30, 2005, OmniMed was indebted to The Vantage Group Ltd. in the amount of $323,528, including accrued interest of $2,189. The loan bears interest at the rate of seven percent per annum and has no fixed maturity date.

     Except as described above, the Company has not entered into any transaction during the last two years and it has not proposed any transaction to which it is to be a party, in which any of the following persons had or is to have a direct or indirect material interest:

     -    Any director or executive officer of the Company;
     -    Any nominee for election as a director;
     - Any security holder named in the "Security Ownership of Certain Beneficial Owners and Management" section above; and
     - Any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any such person.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BIO-SOLUTIONS INTERNATIONAL, INC.

Dated: November 3, 2005                  By:/s/ Milton Hauser
                                            -----------------
                                            Milton Hauser
                                            President